UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

CLPS INCORPORATION

(Translation of registrant’s name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software

Park, 498 Guoshoujing Road, Pudong, Shanghai,

201203, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 001-38505.

On December 21, 2018, Friedman LLP was dismissed as CLPS Incorporation’s independent registered public accounting firm (“Friedman”), effective as of the same date. Friedman’s reports for the financial years for which it acted as the Company’s auditor did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, there were no reportable events caused by disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during the period. The Company has provided Friedman with a copy of the foregoing disclosures and requested that it furnish a letter to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is filed as Exhibit 16.1 to this 6-K.

On December 21, 2018, the Company engaged the request of the Company and that Ernst & Young Hua Ming LLP (“EY”) has been appointed as the successor auditor. The appointment of EY as the successor auditor has been approved by the chair of the Audit Committee of the Company’s Board of Directors. During each of the Company’s two most recent fiscal years and through the date of this report, (a) the Company has not engaged EY as either the principal accountant to audit the Company’s financial statements, or as an independent accountant to audit a significant subsidiary of the Company and on whom the principal accountant is expected to express reliance in its report; and (b) the Company or someone on its behalf did not consult EY with respect to (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any other matter that was either the subject of a disagreement or a reportable event as set forth in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Exhibits

Exhibit No.	Description

16.1	Letter from Friedman LLP dated January 4, 2019.
99.1	Press release dated December 28, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLPS INCORPORATION

By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin
Chief Executive Officer

Date: January 7, 2018

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